Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Second Quarter 2017 Earnings

and Declares Quarterly Dividend

Macau, Thursday, July 27, 2017 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the second quarter of 2017.

Net revenue for the second quarter of 2017 was US$1,298.2 million, representing an increase of approximately 21% from US$1,070.4 million for the comparable period in 2016. The increase in net revenue was primarily attributable to improved group-wide rolling chip revenues.

On a U.S. GAAP basis, operating income for the second quarter of 2017 was US$127.4 million, compared with operating income of US$72.4 million in the second quarter of 2016, representing an increase of 76%.

Adjusted property EBITDA(1) was US$329.5 million for the second quarter of 2017, as compared to Adjusted property EBITDA of US$245.3 million in the second quarter of 2016, representing an increase of 34%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to better performance in the group-wide rolling chip segment.

On a U.S. GAAP basis, net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2017 was US$36.5 million, or US$0.08 per ADS, compared with US$30.8 million, or US$0.06 per ADS, in the second quarter of 2016. The net loss attributable to noncontrolling interests during the second quarter of 2017 of US$8.0 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Macau continues on its strong growth trajectory, with all gaming segments delivering impressive year-over-year growth driven by improving tourism demographics, an ongoing improvement in player sentiment as well as an expansion of non-gaming amenities across Macau.

“As Macau evolves into a destination that offers a full breadth of gaming and non-gaming amenities to a wider range of customers from around the region, we are committed to ensuring our integrated resorts are well positioned to cater to these evolving trends.

“City of Dreams in Macau is undergoing its final development phase which, upon completion, will result in our flagship integrated resort once again setting new benchmarks of luxury and premium-focused entertainment and hospitality, reflecting a culmination of over a decade of experience in serving high-end and increasingly discerning customers in Macau.

“With the opening of Morpheus in the first half of 2018, and the redevelopment of the Countdown, the property will have approximately 2,100 five-star and luxury hotel rooms, to complement the integrated resort’s already market-leading premium mass and direct VIP gaming amenities and other non-gaming offerings.

“Studio City, our second integrated resort in Cotai, provides an ideal complement to City of Dreams. The integrated resort’s focus on more mainstream mass market customers allows us to broaden our customer reach. The property continues to ramp up its core mass market operations, while the newly opened rolling chip operations provide an incremental driver for revenue and earnings growth.

“In the Philippines, City of Dreams Manila continues to deliver record revenue and Property EBITDA, resulting in an impressive return on invested capital. Our decision to invest in this fast growing and attractive market is testament to our approach of identifying and investing in markets that drive long term value for our shareholders.

“While we remain committed to maximizing profitability of our current operations, we are also heavily focused on identifying additional value-accretive expansion opportunities, with a particular focus on Japan. We believe that our high quality assets, market-leading social safeguard systems and commitment to being an ideal partner to local governments and communities alike, as we have shown in Macau and the Philippines, places us in a strong position to compete for a license in this exciting market.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2017, net revenue at City of Dreams was US$644.6 million compared to US$629.9 million in the second quarter of 2016. City of Dreams generated Adjusted EBITDA of US$175.3 million in the second quarter of 2017 compared with Adjusted EBITDA of US$177.7 million in the second quarter of 2016.

Rolling chip volume totaled US$12.2 billion for the second quarter of 2017 versus US$9.9 billion in the second quarter of 2016. The rolling chip win rate was 2.9% in the second quarter of 2017 versus 3.0% in the second quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,073.2 million compared with US$1,027.7 million in the second quarter of 2016. The mass market table games hold percentage was 32.4% in the second quarter of 2017 compared to 35.7% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$937.9 million, compared with US$1,003.5 million in the second quarter of 2016. The gaming machine win rate was 4.0% in the second quarter of 2017 versus 3.2% in the second quarter of 2016.

Total non-gaming revenue at City of Dreams in the second quarter of 2017 was US$74.6 million, compared with US$62.8 million in the second quarter of 2016.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2017, net revenue at Altira Macau was US$107.6 million compared to US$98.7 million in the second quarter of 2016. Altira Macau generated Adjusted EBITDA of US$5.1 million in the second quarter of 2017 compared with Adjusted EBITDA of US$1.7 million in the second quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of higher rolling chip revenues, partially offset by lower mass market table games revenues.

Rolling chip volume totaled US$4.0 billion in the second quarter of 2017 versus US$4.2 billion in the second quarter of 2016. The rolling chip win rate was 3.3% in the second quarter of 2017 versus 2.7% in the second quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$91.9 million in the second quarter of 2017, a decrease from US$124.2 million generated in the comparable period in 2016. The mass market table games hold percentage was 15.2% in the second quarter of 2017 compared with 18.5% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$7.6 million, compared with US$7.3 million in the second quarter of 2016. The gaming machine win rate was 6.0% in the second quarter of 2017 versus 6.5% in the second quarter of 2016.

Total non-gaming revenue at Altira Macau in the second quarter of 2017 was US$6.1 million compared with US$6.8 million in the second quarter of 2016.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$29.3 million in the second quarter of 2017 as compared to US$28.0 million in the second quarter of 2016. Mocha Clubs generated US$5.6 million of Adjusted EBITDA in the second quarter of 2017 compared with US$4.8 million in the same period in 2016.

Gaming machine handle for the second quarter of 2017 was US$592.4 million, compared with US$595.8 million in the second quarter of 2016. The gaming machine win rate was 4.8% in the second quarter of 2017 versus 4.6% in the second quarter of 2016.

Studio City Second Quarter Results

For the quarter ended June 30, 2017, net revenue at Studio City was US$332.1 million compared to US$183.8 million in the second quarter of 2016. Studio City generated Adjusted EBITDA of US$80.7 million in the second quarter of 2017 compared with Adjusted EBITDA of US$24.6 million in the second quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of commencement of rolling chip operations in November 2016 and better performance in the mass market table games segment.

Rolling chip volume totaled US$4.7 billion for the second quarter of 2017. The rolling chip win rate was 3.3% in the second quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$661.4 million compared with US$592.2 million in the second quarter of 2016. The mass market table games hold percentage was 26.8% in the second quarter of 2017 compared to 22.8% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$502.9 million, compared with US$485.3 million in the second quarter of 2016. The gaming machine win rate was 3.7% in the second quarter of 2017 versus 3.6% in the second quarter of 2016.

Total non-gaming revenue at Studio City in the second quarter of 2017 was US$48.6 million, compared with US$51.1 million in the second quarter of 2016.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2017, net revenue at City of Dreams Manila was US$176.2 million compared to US$120.2 million in the second quarter of 2016. City of Dreams Manila generated Adjusted EBITDA of US$62.8 million in the second quarter of 2017 compared to US$36.5 million in the comparable period of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues.

Rolling chip volume totaled US$3.2 billion for the second quarter of 2017 versus US$1.7 billion in the second quarter of 2016. The rolling chip win rate was 3.5% in the second quarter of 2017 versus 3.4% in the second quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$169.8 million for the second quarter of 2017, compared with US$134.3 million in the second quarter of 2016. The mass market table games hold percentage was 28.5% in the second quarter of 2017 compared to 29.9% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$759.0 million, compared with US$515.4 million in the second quarter of 2016. The gaming machine win rate was 5.9% in the second quarter of 2017 versus 5.8% in the second quarter of 2016.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2017 was US$28.1 million, compared with US$26.2 million in the second quarter of 2016.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2017 were US$97.9 million, which mainly included interest expenses, net of capitalized interest of US$58.5 million, other finance costs of US$8.3 million, loss on extinguishment of debt of US$31.5 million and costs associated with debt modification of US$1.9 million. We recorded US$9.0 million of capitalized interest during the second quarter of 2017, relating to the development of Morpheus at City of Dreams.

The year-on-year increase of US$28.8 million in net non-operating expenses was primarily a result of loss on extinguishment of debt arising from the refinancing of the US$1 billion Senior Notes issued in 2013 by Melco Resorts Finance Limited (formerly known as MCE Finance Limited).

Depreciation and amortization costs of US$135.5 million were recorded in the second quarter of 2017, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of June 30, 2017 were US$1.5 billion, including US$52.7 million of bank deposits with original maturities over three months and US$42.2 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the second quarter of 2017, was US$3.7 billion.

Capital expenditures for the second quarter of 2017 were US$121.3 million, which predominantly related to various projects at City of Dreams, including Morpheus.

Dividend Declaration

On July 27, 2017, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.03 per share (equivalent to US$0.09 per ADS) for the second quarter of 2017 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about August 23, 2017 to our shareholders whose names appear on the register of members of the Company at the close of business on August 8, 2017, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2017 financial results on Thursday, July 27, 2017 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	52198985

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development & Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,213,968	$994,530	$2,402,977	$2,016,788
Rooms	65,589	64,417	132,026	127,869
Food and beverage	43,684	41,387	88,510	82,371
Entertainment, retail and other	49,600	42,853	102,482	91,055

Gross revenues	1,372,841	1,143,187	2,725,995	2,318,083
Less: promotional allowances	(74,621)	(72,789)	(150,555)	(144,118)

Net revenues	1,298,220	1,070,398	2,575,440	2,173,965

OPERATING COSTS AND EXPENSES
Casino	(844,698)	(696,444)	(1,647,431)	(1,420,027)
Rooms	(8,025)	(7,885)	(16,215)	(16,421)
Food and beverage	(13,622)	(16,422)	(28,242)	(34,495)
Entertainment, retail and other	(21,644)	(25,551)	(44,052)	(54,626)
General and administrative	(122,786)	(103,697)	(233,581)	(214,016)
Payments to the Philippine Parties	(13,822)	(8,249)	(29,261)	(15,409)
Pre-opening costs	(525)	(88)	(1,000)	(723)
Development costs	(3,068)	(1)	(4,085)	(7)
Amortization of gaming subconcession	(14,309)	(14,310)	(28,618)	(28,619)
Amortization of land use rights	(5,704)	(5,704)	(11,408)	(11,408)
Depreciation and amortization	(115,510)	(117,674)	(233,079)	(237,645)
Property charges and other	(7,063)	(1,954)	(12,527)	(2,358)

Total operating costs and expenses	(1,170,776)	(997,979)	(2,289,499)	(2,035,754)

OPERATING INCOME	127,444	72,419	285,941	138,211

NON-OPERATING INCOME (EXPENSES)
Interest income	915	199	1,472	3,003
Interest expenses, net of capitalized interest	(58,549)	(58,529)	(117,105)	(111,019)
Other finance costs	(8,264)	(14,065)	(17,052)	(27,903)
Foreign exchange gains, net	689	2,474	9,398	5,030
Other income, net	729	877	1,388	1,719
Loss on extinguishment of debt	(31,459)	—	(31,459)	—
Costs associated with debt modification	(1,912)	—	(1,912)	—

Total non-operating expenses, net	(97,851)	(69,044)	(155,270)	(129,170)

INCOME BEFORE INCOME TAX	29,593	3,375	130,671	9,041
INCOME TAX (EXPENSE) CREDIT	(1,136)	(1,416)	617	(2,354)

NET INCOME	28,457	1,959	131,288	6,687
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	8,020	28,832	18,635	63,900

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$36,477	$30,791	$149,923	$70,587

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.025	$0.020	$0.102	$0.045

Diluted	$0.025	$0.020	$0.101	$0.045

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.075	$0.061	$0.307	$0.135

Diluted	$0.074	$0.060	$0.304	$0.134

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,467,501,531	1,522,898,329	1,466,468,014	1,570,457,116

Diluted	1,479,331,486	1,531,076,031	1,477,811,276	1,578,594,809

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,369,704	$1,702,310
Bank deposits with original maturities over three months	52,707	210,840
Restricted cash	42,091	39,152
Accounts receivable, net	167,216	225,438
Amounts due from affiliated companies	167	1,103
Inventories	32,547	32,600
Prepaid expenses and other current assets	71,757	68,111

Total current assets	1,736,189	2,279,554

PROPERTY AND EQUIPMENT, NET	5,629,632	5,655,823
GAMING SUBCONCESSION, NET	284,702	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	209,611	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	220	152
LAND USE RIGHTS, NET	798,908	810,316

TOTAL ASSETS	$8,745,527	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,788	$17,434
Accrued expenses and other current liabilities	1,352,240	1,369,943
Income tax payable	4,585	7,422
Capital lease obligations, due within one year	31,723	30,730
Current portion of long-term debt, net	50,779	50,583
Amounts due to affiliated companies	6,931	3,028

Total current liabilities	1,463,046	1,479,140

LONG-TERM DEBT, NET	3,678,797	3,669,692
OTHER LONG-TERM LIABILITIES	55,649	49,287
DEFERRED TAX LIABILITIES	55,876	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	260,749	262,357
AMOUNT DUE TO AN AFFILIATED COMPANY	689	—

SHAREHOLDERS’ EQUITY
Ordinary shares	14,784	14,759
Treasury shares	(105)	(108)
Additional paid-in capital	3,706,633	2,783,062
Accumulated other comprehensive losses	(25,615)	(24,768)
(Accumulated losses) retained earnings	(925,337)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,770,360	3,343,870
Noncontrolling interests	460,361	479,544

Total equity	3,230,721	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,745,527	$9,340,341

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to
Melco Resorts & Entertainment Limited	$36,477	$30,791	$149,923	$70,587
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	(8,134)	—	(8,134)
Pre-opening Costs	525	88	1,000	723
Development Costs	3,068	1	4,085	7
Property Charges and Other	7,063	1,954	12,527	2,358
Loss on Extinguishment of Debt	31,459	—	31,459	—
Costs Associated with Debt Modification	1,912	—	1,912	—
Income Tax Impact on Adjustments	(89)	(12)	(348)	(14)
Noncontrolling Interests Impact on Adjustments	(1,760)	1,864	(1,752)	1,525

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$78,655	$26,552	$198,806	$67,052

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.054	$0.017	$0.136	$0.043

Diluted	$0.053	$0.017	$0.135	$0.042

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.161	$0.052	$0.407	$0.128

Diluted	$0.160	$0.052	$0.404	$0.127

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,467,501,531	1,522,898,329	1,466,468,014	1,570,457,116

Diluted	1,479,331,486	1,531,076,031	1,477,811,276	1,578,594,809

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(142)	$3,477	$127,845	$29,771	$26,901	$(60,408)	$127,444
Payments to the Philippine Parties	—	—	—	—	13,822	—	13,822
Land Rent to Belle Corporation	—	—	—	—	792	—	792
Pre-opening Costs	—	—	321	(21)	225	—	525
Development Costs	—	—	—	—	—	3,068	3,068
Depreciation and Amortization	5,208	2,045	43,573	46,322	20,938	17,437	135,523
Share-based Compensation	40	54	758	319	160	3,903	5,234
Property Charges and Other	—	—	2,786	4,267	—	10	7,063

Adjusted EBITDA	5,106	5,576	175,283	80,658	62,838	(35,990)	293,471
Corporate and Others Expenses	—	—	—	—	—	35,990	35,990

Adjusted Property EBITDA	$5,106	$5,576	$175,283	$80,658	$62,838	$—	$329,461

	Three Months Ended June 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(4,064)	$1,792	$133,876	$(21,056)	$11,127	$(49,256)	$72,419
Payments to the Philippine Parties	—	—	—	—	8,249	—	8,249
Land Rent to Belle Corporation	—	—	—	—	846	—	846
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	225	(137)	—	—	88
Development Costs	—	—	—	—	—	1	1
Depreciation and Amortization	5,754	3,007	42,982	44,758	23,633	17,554	137,688
Share-based Compensation	52	48	568	318	256	3,505	4,747
Property Charges and Other	—	—	—	682	534	738	1,954

Adjusted EBITDA	1,742	4,847	177,651	24,565	36,511	(27,458)	217,858
Corporate and Others Expenses	—	—	—	—	—	27,458	27,458

Adjusted Property EBITDA	$1,742	$4,847	$177,651	$24,565	$36,511	$—	$245,316

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,215)	$8,340	$292,244	$51,326	$50,398	$(114,152)	$285,941
Payments to the Philippine Parties	—	—	—	—	29,261	—	29,261
Land Rent to Belle Corporation	—	—	—	—	1,583	—	1,583
Pre-opening Costs	—	—	815	(40)	225	—	1,000
Development Costs	—	—	—	—	—	4,085	4,085
Depreciation and Amortization	10,897	4,232	88,352	92,298	42,436	34,890	273,105
Share-based Compensation	82	48	1,284	605	73	4,729	6,821
Property Charges and Other	57	62	6,129	4,267	—	2,012	12,527

Adjusted EBITDA	8,821	12,682	388,824	148,456	123,976	(68,436)	614,323
Corporate and Others Expenses	—	—	—	—	—	68,436	68,436

Adjusted Property EBITDA	$8,821	$12,682	$388,824	$148,456	$123,976	$—	$682,759

	Six Months Ended June 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(23,965)	$5,153	$294,438	$(44,385)	$5,690	$(98,720)	$138,211
Payments to the Philippine Parties	—	—	—	—	15,409	—	15,409
Land Rent to Belle Corporation	—	—	—	—	1,686	—	1,686
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	302	421	—	—	723
Development Costs	—	—	—	—	—	7	7
Depreciation and Amortization	11,580	6,086	87,283	89,465	47,908	35,350	277,672
Share-based Compensation	(30)	82	1,041	442	2,031	6,718	10,284
Property Charges and Other	197	—	191	682	534	754	2,358

Adjusted EBITDA	(12,218)	11,321	383,255	46,625	65,124	(55,891)	438,216
Corporate and Others Expenses	—	—	—	—	—	55,891	55,891

Adjusted Property EBITDA	$(12,218)	$11,321	$383,255	$46,625	$65,124	$—	$494,107

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$36,477	$30,791	$149,923	$70,587
Net Loss Attributable to Noncontrolling Interests	(8,020)	(28,832)	(18,635)	(63,900)

Net Income	28,457	1,959	131,288	6,687
Income Tax Expense (Credit)	1,136	1,416	(617)	2,354
Interest and Other Non-Operating Expenses, Net	97,851	69,044	155,270	129,170
Property Charges and Other	7,063	1,954	12,527	2,358
Share-based Compensation	5,234	4,747	6,821	10,284
Depreciation and Amortization	135,523	137,688	273,105	277,672
Development Costs	3,068	1	4,085	7
Pre-opening Costs	525	88	1,000	723
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	(8,134)	—	(8,134)
Land Rent to Belle Corporation	792	846	1,583	1,686
Payments to the Philippine Parties	13,822	8,249	29,261	15,409

Adjusted EBITDA	293,471	217,858	614,323	438,216
Corporate and Others Expenses	35,990	27,458	68,436	55,891

Adjusted Property EBITDA	$329,461	$245,316	$682,759	$494,107

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Room Statistics:
Altira Macau
Average daily rate (3)	$200	$203	$204	$206
Occupancy per available room	95%	92%	93%	93%
Revenue per available room (4)	$190	$187	$190	$192
City of Dreams
Average daily rate (3)	$199	$200	$199	$198
Occupancy per available room	96%	94%	97%	94%
Revenue per available room (4)	$192	$189	$193	$187
Studio City
Average daily rate (3)	$135	$133	$137	$135
Occupancy per available room	98%	96%	99%	96%
Revenue per available room (4)	$133	$127	$135	$129
City of Dreams Manila
Average daily rate (3)	$156	$167	$155	$162
Occupancy per available room	95%	91%	96%	88%
Revenue per available room (4)	$149	$152	$149	$143
Other Information:
Altira Macau
Average number of table games	108	126	111	127
Average number of gaming machines	56	62	56	62
Table games win per unit per day (5)	$14,633	$11,918	$14,465	$12,374
Gaming machines win per unit per day (6)	$89	$84	$91	$88
City of Dreams
Average number of table games	480	498	480	499
Average number of gaming machines	762	1,053	800	1,062
Table games win per unit per day (5)	$16,172	$14,667	$16,585	$15,158
Gaming machines win per unit per day (6)	$541	$338	$503	$351
Studio City
Average number of table games	287	245	284	246
Average number of gaming machines	981	1,073	976	1,093
Table games win per unit per day (5)	$12,729	$6,059	$11,472	$5,809
Gaming machines win per unit per day (6)	$208	$181	$210	$164
City of Dreams Manila
Average number of table games	278	268	274	273
Average number of gaming machines	1,777	1,626	1,775	1,641
Table games win per unit per day (5)	$6,383	$4,006	$5,800	$3,473
Gaming machines win per unit per day (6)	$277	$202	$281	$192

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points